SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF 02.558.115/0001 -21
NIRE 33.3.0027696 -3

MINUTES OF THE FISCAL COUNCIL’S MEETING
HELD ON DECEMBER 2, 2005

Date and Time: December 2, 2005, at 9:30 am.

Place: Avenida das Américas, 3434, Bloco 01, 7º andar, Barra da Tijuca, Rio de Janeiro-RJ.

Attendances: Messrs. Josino de Almeida Fonseca, Antônio Abrahão Chalita, Antônio Carlos Rovai, José Antônio Ramos and Mrs. Sheila Periard Henrique Silva.

Agenda: To examine and resolve upon the following matter: opinion about the Management’s proposal to review the Company’s capital budget referring to 2005.

Opinion: the Council’s members starting the Agenda, in performance of their legal and statutory powers, have examined and discussed the Management’s proposal to review the Company’s capital budget referring to the year 2005. The proposal to review the capital budget was approved by the Company’s Board of Directors in meeting held on November 28, 2005 and shall be appraised by the General Meeting called for December 20, 2005. The referred proposal considers the adequacy of investments to be made this current year, so that the Company may disburse up to seven hundred, eighteen million, three hundred thousand reais (R$ 718,300,000.00), as outlined in the “Management’s Proposal to Review Capital Budget of TIM Participações S.A. – November 2005”, reviewed by the Fiscal Council’s members. Pursuant to the opinion attached hereto, the Company’s Fiscal Council, unanimously granted favorable opinion to the referred proposal. It is recorded herein that the Council’s member Sheila Periard Henrique Silva presented a written opinion about the matter, which was endorsed by the Council’s member Antônio Abrahão Chalita, containing considerations upon the following issues: (i) the utilization of other sources of funds for investments beyond those mentioned in the Management’s proposal; and (ii) possible reversal of statutory reserve related to business expansion, at the amount of R$ 199 million. The referred manifestation was received by the Fiscal Council’s Chairman. The clarifications requested in the manifestation recorded herein were rendered by Mr. Paulo Cozza, Chief Financial Officer and Investor Relations Officer, who attended the meeting.

Closure: Nothing more to be discussed, the meeting was adjourned to draw up these Minutes, which after being read, these were approved and signed by all the Council’s attending members.

Rio de Janeiro, December 2, 2005.

Josino de Almeida Fonseca	Antônio Abrahão Chalita

Antônio Carlos Rovai	José Antônio Ramos

Sheila Periard Henrique Silva

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF 02.558.115/0001 -21
NIRE 3330027696-3

FISCAL COUNCIL’S OPINION

The Fiscal Council’s members of TIM Participações S.A. ("Company”) undersigned hereinbelow, pursuant to their legal and statutory powers, gave their opinion about the proposal of the Company’s Management to review the capital budget referring to the year 2005.

Report:

In accordance with the Company’s Management report to the members of this Fiscal Council and pursuant to the Minutes of the Board of Directors’ Meeting held on November 28, 2005, as per Management’s follow-up, the investments made and committed until September 2005, basically relate to network, information technology and business areas, amounting to approximately R$ 522 million.

In view of the need of investments to be made until the end of this current year, the Management estimated that referred investments shall exceed the amount mentioned in the capital budget approved by the General Meeting held on March 9, 2005, i.e., R$ 561,783,000.00. Thus, the Company’s Management deemed necessary to review the capital budget referring to 2005, with the purpose of adjusting it into the Company’s actual investment needs.

The matter was resolved in the referred Board of Directors’ meeting held on November 28, 2005, and the review of the Company’s capital budget referring to 2005 was approved by majority vote, consolidated in the “Management’s Proposal to Review Capital Budget of TIM Participações S.A. – November 2005”. The Company’s investments related to 2005 may occur up to the total amount of R$ 718,300,000.00.

Opinion:

The matter was discussed and examined by the members of the Company’s Fiscal Council, pursuant to the provisions in paragraph III of Article 163 of Law 6,404/76 and applicable statutory provisions, who by unanimous vote gave their favorable opinion to approve the review of the Company’s capital budget referring to 2005, consolidated in the “Management’s Proposal to Review the Capital Budget of TIM Participações S.A. – November 2005”, which also considers the investments to be made in its wholly-owned subsidiaries – TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. – as it is evidenced the need of making investments above the amounts originally budgeted for the year and to the extent that the referred review is supported and grounded on the applicable laws.

Therefore, the Fiscal Council’s members advise to submit the matter to the examination of the Company’s shareholders.

Rio de Janeiro, December 2, 2005.

Josino de Almeida Fonseca	Antônio Abrahão Chalita

Antônio Carlos Rovai	José Antônio Ramos

Sheila Periard Henrique Silva

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 6, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer